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                       VALUE CITY DEPARTMENT STORES, INC.
                              3241 Westerville Road
                              Columbus, Ohio 43224
                                 (614) 728-2300


                                  May 23, 2000


VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re:      Value City Department Stores, Inc.
                  Registration Statement on Form S-3
                  (Registration No. 333-66247)

Ladies and Gentlemen:

         Please be advised that Value City Department Stores, Inc. (the "Company") hereby requests withdrawal of the above-mentioned Registration Statement pursuant to Rules 477 and 478 of Regulation C promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended. The Registration Statement was originally filed on November 4, 1998. As no securities were sold, or will be sold, pursuant to the Registration Statement, the Company hereby requests withdrawal of said Registration Statement (Registration No. 333-66247).


                                 Very truly yours,

                                 VALUE CITY DEPARTMENT STORES, INC.



                                 By: /s/ Robert M. Wysinski
                                    -------------------------------------------
                                     Robert M. Wysinski, Senior Vice President,
                                     Secretary and Treasurer